082-02948

TENKE MINING CORP.

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.tenke.com

RECEIVED
2007 JUN -6 A 8:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NEWS RELEASE

TENKE RE-MAILS LUNDIN MINING MERGER INFORMATION CIRCULAR

May 29, 2007 (TNK – TSX) ... Tenke Mining Corp. ("Tenke") reports that it recently mailed to shareholders a management information circular and joint disclosure booklet in connection with a special meeting of shareholders to be held at the Four Seasons Hotel in Vancouver, British Columbia at 10:00 a.m. PST on June 18, 2007. At the special meeting, shareholders will be asked to approve a business combination between Tenke and Lundin Mining Corporation including the spin out of Tenke's South American assets to Suramina Resources Inc.

It has come to the attention of the Company that as a result of a printing error, a small number of shareholders may have received copies of the management information circular with certain pages omitted (being parts of the summary and parts of Schedule "B", the Plan of Arrangement). To be certain that all shareholders receive complete copies, the Company decided to re-mail the management information circular. Red language has been placed at the top of the face page of the management information circular as a distinguishing feature. The management information circular and joint disclosure booklet are also available on www.sedar.com and the Tenke website www.tenke.com.

Shareholders are urged to complete the proxy or voting instruction form that they previously received in accordance with the instructions provided therein.

If you have any questions please contact the Company at (604) 689-7842 or the Company's proxy solicitation agent, Georgeson Shareholder Communications Canada Inc. at 1-866-690-7479.

On behalf of the Board,

Paul Conibear
President and CEO

PROCESSED
JUN 11 2007
THOMSON
FINANCIAL

SUPPL

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For further information, please contact: Sophia Shane at (604) 689-7842

TENKE MINING CORP.

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.tenke.com

NEWS RELEASE

TENKE MAILS LUNDIN MINING MERGER INFORMATION CIRCULAR

May 24, 2007 (TNK – TSX) ... Tenke Mining Corp. ("Tenke") is pleased to announce that it has mailed to shareholders a Management Information Circular and Joint Disclosure Booklet in respect of the proposed business combination between Tenke and Lundin Mining Corporation ("Lundin Mining") as announced on April 11, 2007. The Management Information Circular is also available on www.sedar.com and the Tenke website www.tenke.com.

The combination of the two companies will contribute significantly to the growth of a leading mid-tier base metals company with a global portfolio of world-class production, development and exploration assets.

Under the proposed transaction, Tenke shareholders will receive 1.73 shares of Lundin Mining for each of their Tenke shares plus they will receive one share of a new company called Suramina Resources Inc. for each of their Tenke shares held. Suramina's initial assets will be Tenke's South American portfolio and US$5.0 million in cash, which will be transferred over to Suramina as part of the transaction.

The Company's Tenke Fungurume project in the DRC is under construction to become one of the industry's lowest-cost copper producers with huge upside potential. Combining Tenke's DRC assets into Lundin Mining will leverage the financial and operating depth of Lundin Mining into the Tenke Fungurume partnership to further strengthen the project. Lundin Mining acquiring an important stake in Tenke Fungurume - one of the world's largest undeveloped copper assets – will further advance Lundin Mining as a leading mid-tier player with excellent long life assets. Tenke shareholders will benefit from becoming shareholders of one of the fastest growing base metals companies in the industry, diversifying shareholder risk. The spinout of our South American exploration assets into Suramina is intended to unlock the value of those properties to give them the market exposure they deserve.

In the course of its evaluation of the transaction the Tenke Board considered a number of factors, including the attractive premium that Lundin Mining has offered on the share price of Tenke, the upside opportunity available through share ownership in Lundin Mining, which is founded on the value of four operating mines in low risk countries, all with strong revenue streams, and the further potential as Lundin Mining advances its other base metals exploration and project development assets. Tenke shareholders will also benefit from the technical, financial and administrative depth of Lundin Mining, which will assist in the rapid development of the Tenke Fungurume project as it advances in phases to be a world class copper producer.

The transaction between Lundin Mining and Tenke is conditional upon the approval of Tenke shareholders representing 66.7% of the votes cast at the Tenke shareholders' meeting and upon the approval by Lundin Mining's shareholders representing 50.1% of the votes cast at the Lundin Mining shareholders' meeting. Both shareholders' meetings will be held on June 18, 2007 in Vancouver and the transaction is expected to close with an effective date of July 3, 2007. Upon completion of the transaction, existing Tenke and Lundin Mining shareholders will hold approximately 27% and 73% of Lundin Mining respectively, and Tenke will be a wholly-owned subsidiary of Lundin Mining. Further details of the transaction can be found in the Management Information Circular of Tenke and the Joint Disclosure Booklet of Tenke and Lundin Mining.

Shareholders are cordially invited to attend the Tenke shareholders' meeting on June 18, 2007 which will be held at the Four Seasons Hotel in Vancouver at 10:00 a.m. PST. Shareholders are encouraged to complete and return the proxy or voting instruction form included with the Management Information Circular as soon as possible in order to cast their vote on the proposed transaction. The proxy or voting instruction form has instructions on how to complete it and where to return it to and also deadlines for submission. If you have any questions on how to complete and return the proxy or voting information form, please contact the Company's proxy solicitation agent, Georgeson Shareholder Communications Canada Inc. at 1-866-690-7479 or Tenke at 604-689-7842.

The Tenke Board has determined that the business combination with Lundin Mining is fair and is in the best interest of Tenke shareholders. Accordingly, the Tenke Board recommends that Tenke Shareholders vote in favour of the transaction. The largest shareholder group of Tenke, the Lundin Family interests, have pledged their full support.

Paul Conibear, President and CEO of Tenke commented, "I personally look forward to becoming a part of the dynamic Lundin Mining organization to continue my responsibilities on Tenke Fungurume and to assist in their other African development initiatives and am further pleased that our South American assets can now receive the focus they deserve as we launch a renewed initiative to create value through Suramina. "

On behalf of the Board,

Paul Conibear
President and CEO

For further information, please contact: Sophia Shane at (604) 689-7842

END